

Mail Stop 3561

April 6, 2016

Via E-mail
Uurtsaikh Dorjgotov
Chief Legal Officer
Mongolian Mining Corporation
16th Floor, Central Tower, Sukhbaatar District
Ulaanbaatar 14200, Mongolia

  Re: **Mongolian Mining Corporation**
    Application for Qualification of Indenture on Form T-3
    Filed March 21, 2017
    Amendment No. 1 to Application for Qualification of Indenture on Form T-3
    Filed March 31, 2017
    File No. 022-29041

Dear Ms. Dorjgotov:

   We have limited our review of your application on Form T-3 to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your application and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your application and the information you provide in response to these comments, we may have additional comments.

Exhibit T3E.1

1. We note that Noteholders were entitled to consent fees based on the date they acceded to the Noteholder RSA. Additionally, it appears that under each of the longstop dates, Noteholders were entitled to receive Consent Fee New Notes. Please tell us whether any Consent Fee New Notes have been issued for purposes of Section 306(a) of the Trust Indenture Act. We may have further comment.

Exhibit T3F

2. We note that you have included the Trust Indenture Cross Reference Sheets in Exhibits T3C.1 and T3C.2. However, in those exhibits you indicate that none of the provisions of these indentures were inserted pursuant to the Trust Indenture Act. Please include a cross

reference sheet in Exhibits T3C.1 and T3C.2. For example, we note that Section 8.11 in Exhibit T3C.1 and Section 6.11 in Exhibit T3C.2 appear to be inserted pursuant to Section 310(a) of the Trust Indenture Act.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the application to be certain that the application includes the information the Trust Indenture Act of 1939 and all applicable Trust Indenture Act rules require. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We will consider a written request for acceleration of the effective date of the application as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Trust Indenture Act of 1939. Please allow adequate time for us to review any amendment prior to the requested effective date of the filings.

Please contact Jonathan Burr at (202) 551-5833 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Danni Lin
        Varun Natteri Mangadu
        Faisal Baloch
        Davis Polk & Wardwell